Exhibit D

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

     In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the “Company”) for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, James M. Gardiner, the President, and Allen R. Hagerman, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: May 20, 2003
/s/ James M. Gardiner President

/s/ Allen R. Hagerman Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.